Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED
DECEMBER 31, 2015

March 14, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for Amaya Inc. (“Amaya” or the “Corporation”), on a consolidated basis, for the three month period and year ended December 31, 2015. This document should be read in conjunction with the information contained in the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2015 (the “2015 Annual Financial Statements”) and the Corporation’s annual information form for the year ended December 31, 2015 (the “2015 Annual Information Form”). The 2015 Annual Financial Statements, 2015 Annual Information Form and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.amaya.com.

For reporting purposes, the Corporation prepares its financial statements in Canadian dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) and “CAD” amounts and references in this MD&A are in and to Canadian dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘USD’’ or “USD $” are to U.S. dollars. Unless otherwise indicated, all references to a specific “note” refers to the notes to the 2015 Annual Financial Statements.

As at December 31, 2015, the Corporation’s Business‑to‑Consumer (“B2C”) business had two operating segments, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two operating segments, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. As at December 31, 2014, the Corporation had two different operating segments, B2C and Business-to-Business (“B2B”). After accounting for discontinued operations and the divestiture of its B2B assets during the year ended December 31, 2015, the Corporation no longer owns or operates the former B2B segment. As a result, the B2B segment was adjusted to discontinued operations for the year ended December 31, 2015. For comparative purposes, the Corporation also presents the year ended December 31, 2014 in the same manner.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results.

Unless otherwise stated, in preparing this MD&A, the Corporation has taken into account information available to it up to March 14, 2016, the date the Corporation’s board of directors approved this MD&A and the 2015 Annual Financial Statements.  The financial information contained herein for the three month period ended December 31, 2015 is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the 2015 Annual Financial Statements contain certain information that may constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2015 Annual Information Form:  the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption (“POC”) taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect us; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2015 Annual Information Form and elsewhere in this MD&A and the 2015 Annual Information Form, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe Amaya’s expectations as of March 14, 2016 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Amaya’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what Amaya believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect Amaya’s understanding of certain details of its business. In addition, Amaya’s key customer metrics estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). In particular, Amaya’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to Amaya’s play-money offerings, customers are required to provide limited information when establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances be in violation of Amaya’s applicable terms and conditions of use). Although Amaya typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

Amaya regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of historical metrics. Amaya also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any accounts that violate its terms and conditions of use) and its estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, Amaya believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive Amaya’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its B2C, and, up until July 31, 2015, its B2B operations, Amaya focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. Amaya’s B2C business currently consists of the operations of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries and affiliates (collectively, “Rational Group”). Rational Group currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, including casino and sports betting (also known as sportsbook). Rational Group also produces or sponsors certain live poker tours and events, branded poker rooms in popular casinos in major cities around the world and poker programming for television and online audiences. Until July 31, 2015, the date on which Amaya completed the sale of its then-remaining B2B assets, Amaya’s B2B business consisted of the operations of certain of its subsidiaries, which offered interactive and land-based gaming solutions. Amaya strives to not only improve and expand upon its current offerings, including its portfolio of interactive technology-based assets, but to pursue and capitalize on new global growth opportunities. Amaya seeks to take advantage of technology to provide gaming and interactive entertainment to large networks of customers. For additional information about the B2C business and the former B2B business, as well as additional information about Amaya and its business, and recent corporate highlights and developments, see below and the 2015 Annual Information Form.

B2C

Since Amaya’s acquisition of the Rational Group on August 1, 2014 (the “Rational Group Acquisition”), its primary business has been its B2C operations, which currently generates Amaya’s revenues and profits from continuing operations, nearly all of which is generated outside of Canada, particularly in the European Union. Based in the Isle of Man and operating globally, Rational Group owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands, including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour. These brands have approximately 100 million cumulative registered customers globally, and they collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos around the world and poker programming created for television and online audiences. In addition to growing its existing poker businesses, Amaya has recently targeted growth of its operations into other online and mobile verticals, including casino, sportsbook and daily fantasy sports.

The Corporation currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. Since its 2001 launch, the Corporation also estimates that PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and the Corporation believes that PokerStars has distinguished itself as the world’s premier poker brand.  Additionally, the Corporation estimates that Rational Group’s combined online casino is currently among the world’s fastest growing and has one of the largest player bases among its competitors.

B2B

Amaya’s B2B business included the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and governmental agencies and bodies. Amaya’s B2B solutions were designed to provide end-users with popular, engaging and cutting-edge content across multiple formats and through a secure technology environment, all of which was intended to improve the profitability, productivity, security and brands of the operators. Amaya developed its former portfolio of solutions through both internal development and strategic acquisitions, including, without limitation, Ongame Network Ltd (“Ongame”), Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), CryptoLogic Ltd. (“CryptoLogic”), Cadillac Jack Inc. (“Cadillac Jack”), and Diamond Game Enterprises (“Diamond Game”), all of which provided technology, content and services to a diversified base of customers in the regulated gaming industry. As of the date of this MD&A, and as previously announced, Amaya has divested these B2B assets, including through: (i) the completed sale of Cryptologic to NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”) and Chartwell to NYX Digital Gaming (Canada) ULC, a subsidiary of NYX Gaming Group (the “NYX Sub”) (together, the “Chartwell/Cryptologic Sale”) on July 31, 2015; (ii) the completed sale of Cadillac Jack (the “Cadillac Jack Sale”) to AGS, LLC, an affiliate of funds managed by Apollo Global Management, LLC (NYSE:APO) (“AGS”), on June 1, 2015; and (iii) the completed spin-off of Diamond Game through the initial public offering (the “Innova Offering”) of common shares of Innova Gaming Group Inc. (TSX: IGG) (“Innova”) on May 5, 2015 and (iv) the completed sale of Ongame to NYX Gaming Group in the fourth quarter of 2014. The fundamental objective of such divestitures was to expedite the Corporation’s overall business strategy and maximize shareholder value.  For additional information on the B2B asset divestitures, see “General Development of the Business” in the 2015 Annual Information Form.

OUTLOOK

Since the Rational Group Acquisition in August 2014 and as a result thereof, Amaya’s B2C operations, including the PokerStars and Full Tilt brands, have been and continue to be its primary business and source of revenue. Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, Amaya currently expects that the Rational Group Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

In addition to its core product and service offerings, Amaya is continuously developing its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across business segments and verticals. Amaya dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base.  To support Amaya’s strong reputation for security and integrity, Amaya employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming and VIP rewards and loyalty programs.

Amaya also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such, the Corporation has implemented a number of policies and controls, and anticipates implementing additional policies and controls through 2016, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage over other customers. These controls include, but are not limited to, (i) restricting the use of third party software components, also known as third party tools (such as “heads-up displays” and “seating scripts”), for the purpose of collecting additional gameplay information or selecting specific opponents  and (ii) prohibiting data-mining of certain products (or the practice of accumulating a large set of information, such as poker hand histories, through the use of software as opposed to actual gameplay) for the purpose of analyzing and exploiting another customer’s activity, playing styles and tendencies.  In addition to controls over technological tools and software, the Corporation also assesses its VIP rewards and loyalty programs to ensure that the distribution of such rewards and incentives is aligned with the Corporation’s goal of rewarding customers for loyalty and behavior that is positive to overall customer experience and the particular product’s ecosystem. In the near term, Amaya has begun to reduce the rewards and incentives currently provided to its highest volume real-money online poker customers and remove rewards on certain high-stakes real-money online poker games, which collectively comprises a small portion of its overall customer base. The Corporation currently expects to, among other things, reinvest resulting savings into marketing, increased rewards for other customers, bonuses and promotions, new poker products and services, and research and development. See also “Business of the Corporation—Technology Infrastructure and Research and Development” in the 2015 Annual Information Form.

As a regulated entity, the Corporation is required to maintain strong corporate governance standards and is required to, among other things, maintain effective internal controls over its financial reporting and disclosure controls and procedures, maintain systems for accurate record keeping, file periodic reports with gaming authorities and maintain strict compliance with various laws and regulations applicable to it. In addition, there are various other factors associated with gaming operations that could burden the Corporation’s business and operations, including, without limitation, compliance with multiple, and sometimes conflicting, regulatory requirements, jurisdictional limitations on contract enforcement, foreign currency risks, certain restrictions on gaming activities, potentially adverse tax risks and tax consequences, including, without limitation, the imposition of new or additional taxes, such as VAT and POC, additional corporate tax, and gaming duties, and changes in the political and economic stability, regulatory and taxation structures and the interpretation thereof in the jurisdictions in which the Corporation and its licensees operate. Any or all of such factors could have a material adverse effect on the Corporation’s business, operating results and financial condition. See also “Risk Factors and Uncertainties” below.

Amaya, through certain of its subsidiaries, is licensed or approved to offer, or legally offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.  Amaya intends to seek licensure in more European Union member states if and when such member states introduce their own independent regulatory and licensing systems.  Outside of the European Union, Amaya anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies in various jurisdictions. With respect to online gaming, Amaya supports regulation, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. Amaya strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. Amaya also strives to be among the first of the licensed operators in newly regulated jurisdictions, in each case to the extent it would be in furtherance of its business goals and strategy and in compliance with its policies and procedures with respect to the same. In addition, Amaya otherwise seeks to ensure that it obtains all permits, authorizations, registrations or licenses necessary to develop, distribute and offer its products and services in the jurisdictions in which it carries on business globally and where it is otherwise required to do so.  See also “Regulatory Environment” in the 2015 Annual Information Form.

In addition to growing online and mobile poker in existing and new markets, Amaya believes that there are potentially significant opportunities for growth in new verticals. Specifically, Amaya believes that these new verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand recognition and capitalize on cross-selling these new verticals to its existing customer base, as well as to new customers. In addition to online and mobile casino and sportsbook, Amaya currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  See also “Business of the Corporation—Business Strategy of the Corporation” in the 2015 Annual Information Form.

Amaya also continues to focus on the creation of long-term shareholder value by building upon its existing strengths and expanding and strengthening its portfolio of products and services that the Corporation expects will deliver sustainable, profitable long-term growth.  To do this, Amaya is undertaking a number of ongoing strategic initiatives, including: (i) strengthening and expanding its products and services and developing its intellectual property and technologies; (ii) expanding its geographical reach; and (iii) pursuing strategic acquisitions and divestitures. See also “Overview” above. With respect to its B2B business, Amaya initiated a strategic review, divested such business, and used the proceeds therefrom to repay a significant portion of its outstanding indebtedness and repurchase certain of the Corporation’s common shares (“Common Shares”) pursuant to its then-effective normal course issuer bid (the “2015 NCIB”). For additional information on the former 2015 NCIB, see the 2015 Annual Information Form.

KEY METRICS

The Corporation reviews a number of metrics, including those set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. With respect to the key metrics set forth below, Amaya began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Rational Group Acquisition and as such, has presented below comparisons and variance analysis only for the three month periods ended December 31, 2015 and 2014. Amaya has, however, provided below applicable trend information for each of the quarterly periods since the fourth quarter of 2014. Although management may have provided other customer metrics since the Rational Group Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of Amaya’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

Quarterly Real-Money Active Uniques (QAUs).

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who generated rake, placed a bet or otherwise wagered (not including free play, bonuses or other promotions) on or through an Amaya poker, casino or sportsbook offering during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of the Corporation’s real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Customer growth trends reflected in QAUs are key factors that affect the Corporation’s revenues. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures.  QAUs are disclosed below on a combined basis for the PokerStars and Full Tilt brands (including their respective related brands as applicable).

During the three-month period ended December 31, 2015, the Corporation had 2.4 million combined QAUs, which represents a decrease of 2.4% from the three-month period ended December 31, 2014. The Corporation believes that this decrease was primarily the result of a decline in customer activity on the Full Tilt real-money online offerings. QAUs were also negatively impacted by certain customers being less able or willing to play their respective games of choice or for the same duration as they would otherwise play as a result of the decreased purchasing power of their respective local currencies against the U.S. dollar (which is the primary currency of game play on the Corporation’s product offerings) and the previously reported suspension or impairment of real-money operations in Portugal, Greece and certain other jurisdictions.

The Corporation believes that the decrease in QAUs from the first to second quarters of 2015 and the increase in QAUs from the third to the fourth quarters of 2015 were primarily the result of seasonal trends and fluctuations in the Corporation’s business.  Historically, revenues from the Corporation’s B2C operations, particularly real-money online poker, have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services and continued weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of game play on the Corporation’s product offerings. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to demonstrate the superiority of its products and services, increasing marketing and promotional efforts, and by continuing to introduce new and innovative products, features and enhancements. See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two operating segments (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period divided by the total QAUs during the same period. The Corporation provides QNY on a Canadian dollar, U.S. dollar and constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue” for both the three month period and year ended December 31, 2015.  Trends in QNY are a measure of growth (on a U.S. dollar basis for the constant currency QNY) as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, monetization trends reflected in QNY are key factors that affect the Corporation’s revenue.

During the three-month period ended December 31, 2015, the Corporation’s QNY was $153, which represents an increase of 16.8% from the three-month period ended December 31, 2014.  The growth in QNY was primarily the result of Canadian dollar fluctuations against the U.S. dollar, the continued roll-out of the Corporation’s real-money casino offerings throughout 2015 (real-money online casino was first introduced on a limited basis on Full Tilt during the first quarter of 2014 and PokerStars during the fourth quarter of 2014), and the decreased purchasing power of certain customers (as described above). This was partially offset by the impact on revenue of the levy of certain VAT introduced in certain European Union jurisdictions in 2015, and the previously reported suspension or impairment of real-money operations in certain jurisdictions as mentioned above.  On a U.S. dollar basis, QNY was USD $113, representing a decrease of 2.4% from the comparable prior year period, which was primarily the result of the weakness in the Euro and other local currencies of the Corporation’s customer base against the U.S. dollar. During the three-month period ended December 31, 2015, the Corporation’s constant currency QNY was USD $134, which represents an increase of 15.2% from the three-month period ended December 31, 2014.  The growth in constant currency QNY was driven by the same factors as QNY mentioned above. The relative flatness and slight decline in constant currency QNY during the second half of 2015 as compared to the prior year period was primarily attributable to deposits made prior to the first half of 2015 and the time it took for certain customers to react to the decreased purchasing power of their local currencies during the second half of 2015.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for VIP and loyalty program rewards, bonuses and promotions, and the amount the Corporation spends on advertising and other expenses.  The Corporation currently intends to increase QNY in future periods by not only capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of liquidity in the world, and on new and innovative products that it expects to enhance and optimize the customer experience, but also by cross-selling its online poker, casino and sportsbook offerings to both existing and new customers.  See also the 2015 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three month periods ended December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013, is set forth below.

	Three Months Ended December 31,		For the years ended December 31,
$000's, except per share amounts	2015	2014	2015	2014	2013
Total Revenue	389,506	339,406	1,371,040	553,667	17,366
Net Earnings (Loss)	(17,372)	20,988	238,908	(7,529)	(29,173)
Net Earnings (Loss) from Continuing Operations	(15,762)	37,537	(25,917)	98,179	(16,686)
Basic Net Earnings (Loss) Per Common Share	$(0.13)	$0.16	$1.79	$(0.07)	$(0.33)
Diluted Net Earnings (Loss) Per Common Share	$(0.13)	$0.11	$1.21	$(0.07)	$(0.33)
Basic Net Earnings (Loss) from Continuing Operations per Common Share	$(0.11)	$0.28	$(0.19)	$0.89	$(0.19)
Diluted Net Earnings (Loss) from Continuing Operations per Common Share	$(0.11)	$0.19	$(0.19)	$0.71	$(0.19)
Total Assets (as at)	7,808,122	7,167,028	7,808,122	7,167,028	440,831
Total Long-Term Financial Liabilities (as at)	3,947,217	3,962,292	3,947,217	3,962,292	200,948

The most important factor driving the increases in total revenue, total assets, and total long-term financial liabilities from 2013 to 2014 was the Rational Group Acquisition, which closed on August 1, 2014.  Total revenue increased from 2014 to 2015 primarily as a result of consolidating B2C revenue for a full year in 2015 as compared to only five months in 2014.  Total revenue increased in the three-month period ended December 31, 2015 as compared to the prior year period primarily as a result of the performance of the Corporation’s online casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenues” below for total revenue calculated on a constant currency basis.

Other Financial Information

To supplement its 2015 Annual Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above.

	Three Months Ended December 31,		Years Ended December 31,
$000's, except per share amounts	2015	2014 (1)	2015 (2)	2014 (1)
Revenues	389,506	339,406	1,371,040	1,264,696
Adjusted EBITDA	166,224	143,797	586,948	530,653
Adjusted Net Earnings	111,254	87,870	372,169	314,918
Adjusted Net Earnings per Diluted Share	$0.53	$0.43	$1.76	$1.53

(1)	All 2014 figures assume that the acquisition of Amaya’s B2C business occurred as of January 1, 2014 and as if the entire B2B business divestiture occurred at December 31, 2013.
(2)

The foreign exchange rate used for the full year 2015 was $1.2785 to US$1.0000 (as used in the 2015 Annual Financial Statements) whereas the foreign exchange rate used in the Corporation’s previously announced full year 2015 financial guidance was $1.2600 to US$1.0000.

Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

The Corporation defines Adjusted Net Earnings as net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means Common Shares on a fully diluted basis, including options, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”), using a denominator of 211 million for 2015 and 206 million for 2014 (the number of Diluted Shares used in the Corporation’s previously announced full-year 2015 financial guidance was 208 million).

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that we exclude in such measures. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of such non-IFRS measures to the nearest IFRS measures.

	Three Months Ended December 31,		Years Ended December 31,
$000's, except per share amounts	2015	2014 (1)	2015	2014 (1)
Net earnings (loss) from continuing operations	(15,762)	35,589	(25,917)	125,193
Financial expenses	71,777	57,342	252,446	192,189
Income taxes (recovery)	(5,934)	898	18,464	(5,324)
Depreciation of property and equipment	2,673	2,352	9,696	9,768
Amortization of intangible and deferred assets	41,640	32,413	154,024	134,694
Stock-based compensation	3,873	3,209	18,107	6,237
EBITDA	98,267	131,803	426,820	462,757
Termination of affiliate and employment agreements	16,367	406	26,912	1,215
Non-recurring professional fees	(148)	—	10,919	—
Loss (gain) on disposal of assets	97	(1,612)	302	2,523
Loss (gain) on sale of subsidiary	1,178	9,772	(5,564)	(19,562)
Loss (gain) from investments	(762)	(8,289)	14,515	(9,976)
Acquisition-related costs	356	1,472	633	21,918
Impairment	11,617	6,128	31,168	15,167
Other non-recurring costs	39,252	4,117	81,243	11,167
Pro-forma B2C non-recurring costs	—	—	—	45,444
Adjusted EBITDA	166,224	143,797	586,948	530,653
Current income tax expense	(3,949)	(3,340)	(9,389)	(8,825)
Depreciation and amortization (net of amortization of purchase price allocation intangibles)	(5,115)	(3,272)	(13,518)	(11,675)
Interest (net of interest accretion)	(45,906)	(49,315)	(191,872)	(195,235)
Adjusted Net Earnings	111,254	87,870	372,169	314,918
Diluted Shares	211,000,000	206,000,000	211,000,000	206,000,000
Adjusted Net Earnings per Diluted Share	$0.53	$0.43	$1.76	$1.53

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net income/loss, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•

these non-IFRS financial measures exclude certain recurring, non-cash charges such as stock-based compensation expense, amortization of intangible assets resulting from purchase price allocation following acquisitions, non-cash interest expense related to transaction costs, termination of certain affiliate and employee agreements, non-recurring professional fees, and other non-recurring costs (which, as it relates to the periods ended December 31, 2015, include, among other non-recurring costs, pre-2015 Austrian gaming duty, pre-license Romanian gaming duty, non-U.S. lobbying expenses, U.S. lobbying expenses, certain retention bonuses, and non-recurring expenses to obtain New Jersey license); and

•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations.

Adjusted Net Leverage Ratio

The Corporation defines Adjusted Net Leverage Ratio as Adjusted Net Debt divided by Adjusted EBITDA (in U.S. dollars, which is the primary currency denomination of the Corporation’s debt). Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements that Amaya currently has set aside for the deferred payment that is in restricted cash in the 2015 Annual Financial Statements) plus current investments and investments in associates, less customer deposit liabilities, and after giving effect to the divestiture of the entire B2B business. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015.

The Corporation used Adjusted Net Leverage Ratio to assess the Corporation’s level of leverage, which affected its ability to refinance its net debt and incur additional indebtedness to invest in new business opportunities.

Notwithstanding the foregoing, management has determined that after the date hereof, it will no longer present Adjusted Net Leverage Ratio as it is currently defined given confusion related to applicable debt covenants, and given the assumptions management would be required to make to provide this non-IFRS measure in the future.  Amaya no longer considers this measure useful or important to understanding its financial condition.

The table below presents a reconciliation of Adjusted Net Leverage Ratio and Adjusted Net Debt to the nearest IFRS measures.

	Years Ended December 31,
	2015	2014
	US$000's	US$000's
Long term debt	2,587,170	3,156,255
Less:
Cash	(274,359)	(366,738)
Restricted cash	(110,892)	(48,314)
Investments (current and investments in associates)	(318,316)	(345,329)
Add:
Customer deposits	443,520	518,029
Adjusted Net Debt	2,327,123	2,913,903
Adjusted EBITDA	459,091	480,403
Adjusted Net Leverage Ratio	5.07	6.07

DISCUSSION OF OPERATIONS

Comparison of the Three Month Periods Ended December 31, 2015 and 2014

	Three Months Ended December 31,
$000's except percentage amounts	2015	2014	Variance	% Change
Revenue	389,506	339,406	50,100	15%
Selling	55,094	60,799	(5,705)	(9%)
General and administrative	205,905	151,730	54,175	36%
Financial	71,777	57,342	14,435	25%
Gaming duty	77,653	28,146	49,507	176%
Acquisition-related costs	356	1,472	(1,116)	(76%)
Income from investments	914	8,289	(7,375)	(89%)
Income taxes (recovery)	(5,934)	898	(6,832)	(761%)

Revenue

The revenue increase for the three month period ended December 31, 2015 as compared to the prior year period was primarily attributable to the expansion of online casino product offerings under the PokerStars brand to customers in eligible markets during the quarter (PokerStars’ casino offering was only introduced on a limited basis beginning in November 2014) as well as the impact of fluctuations in the Canadian dollar against the U.S. dollar.  Notwithstanding, the general strengthening of the U.S. dollar relative to certain foreign currencies (primarily the Euro) had an unfavorable impact on the Corporation’s revenue. See also “Foreign Exchange Impact on Revenue” below. In addition, the levy of certain VAT introduced in certain European Union jurisdictions in 2015, and the previously reported suspension or impairment of real-money operations in Portugal, Greece and certain other jurisdictions also had an unfavorable impact on the Corporation’s revenue. Lastly, approximately $8.7 million (USD $6.8 million) of revenues for the three month period ended December 31, 2015 were the result of accounting adjustments for certain offsets to gross gaming revenue.

Revenue by Segment and Geographic Region

	Three Months Ended December 31, 2015
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	387	387
Isle of Man	124,800	5,461	1	130,262	—	130,262
Malta	81,021	44,741	—	125,762	—	125,762
Italy	28,195	6,750	192	35,137	—	35,137
United Kingdom	22,142	4,683	117	26,942	—	26,942
Spain	15,315	6,385	192	21,892	—	21,892
France	18,088	—	180	18,268	—	18,268
Other licensed or approved jurisdictions	13,152	83	17,366	30,601	255	30,856
Total	302,713	68,103	18,048	388,864	642	389,506

	Three Months Ended December 31, 2014
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	328	328
Isle of Man	133,899	3,201	1	137,101	—	137,101
Malta	85,460	4,160	—	89,620	—	89,620
Italy	30,555	—	181	30,736	—	30,736
United Kingdom	11,869	1,046	111	13,026	—	13,026
Spain	16,006	2,401	181	18,588	—	18,588
France	25,507	—	170	25,677	—	25,677
Other licensed or approved jurisdictions	11,371	—	12,777	24,148	182	24,330
Total	314,667	10,808	13,421	338,896	510	339,406

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other revenues as they do not meet any of the quantitative thresholds described in IFRS 8, Operating segments. Corporate revenues include certain other nominal sources of revenue.

Poker Revenue

Poker revenue for the three month period ended December 31, 2015 was $302.7 million as compared to Poker revenue of $314.7 million for the three month period ended December 31, 2014, which represents a decrease of 3.8%. The decline in Poker revenue was primarily the result of the impact of fluctuations in foreign exchange rates, the levy of certain VAT in certain European Union jurisdictions in 2015, the previously reported suspension or impairment of real-money operations in certain jurisdictions as mentioned above, a decline in customer activity on the Full Tilt real-money online poker offerings, and certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money casino offerings.  For further information on the impact of fluctuations in foreign exchange rates, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three month period ended December 31, 2015 was $68.1 million as compared to $10.8 million for the three month period ended December 31, 2014, which represents an increase of 530.1%.  The increase in Casino & Sportsbook revenue was primarily the result of the expansion of online casino product offerings under the PokerStars brand to customers in eligible markets during the quarter and the addition of slots from a number of third party providers to the PokerStars casino offerings.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each license or approval (as opposed to the geographic region where gameplay actually occurred) generating a minimum of 5% of total consolidated revenue for the three month period ended December 31, 2015 and 2014, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation.

Poker

With the exception of the United Kingdom and other licensed or approved jurisdictions, Poker revenue declined in each geographic region for the three month period ended December 31, 2015 as compared to prior year period.

The declines in the Isle of Man and Malta were primarily the result of suspending or impairing real-money poker in certain jurisdictions as described above, decline in customer activity on the Full Tilt real-money online poker offerings, certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money casino offerings, and the impact of fluctuations in foreign exchange rates against the U.S. dollar. The decline in Malta was also primarily the result of the levy of certain VAT. Poker revenues in Italy and Spain were negatively affected by certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money casino offerings, while Poker revenues in France were negatively impacted by the levy of certain VAT. In addition, the Corporation believes that the declines in Italy, Spain and France were also attributable to the general weakness of the economies in such jurisdictions.

The increase in Poker revenue in the United Kingdom was primarily the result of the timing of the Corporation’s initial use of its United Kingdom license, which began in December 2014. Despite the increase, Poker revenues in the United Kingdom were negatively affected by a decline in customer activity on the Full Tilt real-money online poker offerings, certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money casino offerings, and the impact of fluctuations in the Great Britain Pound Sterling against the U.S. dollar.

Casino & Sportsbook

With the exception of France, which does not currently offer online casino or sportsbook, Casino & Sportsbook revenue increased in each geographic region for the three month period ended December 31, 2015 as compared to the prior year period. The increases were primarily the result of the expansion of online casino product offerings under the PokerStars brand to customers in eligible markets during the quarter and the addition of slots from a number of third party providers to the PokerStars casino offerings. In addition, the significant increase in Malta was also the result of the Corporation offering online casino under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino offerings in the Isle of Man and United Kingdom to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits.

Other

Other revenue increased in other licensed and approved jurisdictions primarily as a result of translating U.S. dollar Other revenue during the three month period ended December 31, 2015 into Canadian dollars at a U.S. dollar to Canadian dollar exchange rate that was higher than it was for the comparable prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (primarily the Euro) from the three month period ended December 31, 2014 to the same period in 2015 had an unfavorable impact on the Corporation’s revenue. During the three month period ended December 31, 2015, the Corporation estimates the decline in the purchasing power of its consumer base was a result of an average 14% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the three month period and year ended December 31, 2015 using the prior year’s monthly exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of game play on the Corporation’s product offerings and the vast majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three month period ended December 31, 2015 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately USD $337 million, which is approximately USD $51 million, or 18%, higher than actual IFRS revenue during such period on a U.S. dollar basis.

Expenses

Selling

The decrease in selling expenses for the three month period ended December 31, 2015 as compared to the prior year period was primarily the result of a reduction in marketing and advertising expenses during the current period in anticipation of and in preparation for increased marketing and advertising expenses during 2016 associated with the Corporation’s anticipated expansion of its online sportsbook offering, particularly as it relates to the promotion of the new BetStars brand, its online casino offerings, as well as continued marketing and advertising for its online poker offerings, particularly as it relates to new products and the anticipated launch of PokerStars in New Jersey.  The Corporation’s selling expenses are also impacted by currency fluctuations.  Almost all of the selling expenses are incurred in the Euro, Great Britain Pound Sterling, U.S. dollar and Canadian dollar.  The majority of Euro, Great Britain Pound Sterling and Canadian dollar expenses are naturally hedged by customer deposits made in such currencies.

General and Administrative

The increase in general and administrative expenses for the three month period ended December 31, 2015 as compared to the prior year period was primarily the result of (i) incremental costs associated with casino and sportsbook, primarily increased headcount and development resources, (ii) payment of certain severance, (iii) increased amortization of purchase price allocated intangibles, (iv) impairment of prepaid expenses and deposits, and (v) consulting and professional fees incurred in connection with internal controls and related regulatory compliance efforts, including, without limitation, compliance with the Sarbanes-Oxley Act of 2002. The Corporation’s general and administrative expenses are also impacted by currency fluctuations.  Almost all of the general and administrative expenses are incurred in the Euro, Great Britain Pound Sterling, U.S. dollar and Canadian dollar.  The majority of Euro, Great Britain Pound Sterling and Canadian dollar expenses are naturally hedged by customer deposits made in such currencies.

Financial

The increase in financial expenses for the three month period ended December 31, 2015 as compared to the prior year period was primarily the result of translating U.S. dollar interest expense during the three month period ended December 31, 2015 into Canadian dollars at a U.S. dollar to Canadian dollar exchange rate that was higher than it was for the comparable prior year period. This was partially offset by lower interest incurred on long-term debt as a result of the Refinancing (as defined and detailed below) and the Swap Agreements (as defined and detailed below).

Gaming Duty

The increase in gaming duty expenses for the three month period ended December 31, 2015 as compared to the prior year period was primarily the result of (i) Austrian gaming duty expense covering both pre- and post-Rational Group Acquisition periods, and (ii) new gaming duty imposed in recently regulated jurisdictions where the Corporation has obtained licenses or approvals to operate, including in the United Kingdom and Romania, and gaming duty imposed on the Corporation’s Casino & Sportsbook revenues in markets where such revenues were not previously generated.

Acquisition-related costs

The decrease in acquisition related expenses for the three month period ended December 31, 2015 as compared to the prior year period was primarily a result of the Corporation not completing any material acquisitions during the three month period ended December 31, 2015 as compared to professional fees incurred in connection with the Rational Group Acquisition during the comparable prior year period.

Income from Investments

The decrease in income recognized from investments during the three month period ended December 31, 2015, as compared to the income recognized in the prior year period was mainly the result of a nominal increase in the value of the Corporation’s investments in the current period offset by a decline in the value of its retained ownership of certain preferred shares of NYX Sub (the “NYX Sub Preferred Shares”) following the Chartwell/Cryptologic Sale. Income recognized in the prior year period was the result of income on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of investments in The Intertain Group Limited (TSX: IT) (“Intertain”).

Income Taxes

The decrease in income taxes for the three month period ended December 31, 2015 as compared to the prior year period was primarily the result of deferred income tax recovery relating to differences between accounting and tax treatment of debt and equity transaction costs.

Comparison of the Years Ended December 31, 2015 and 2014

	For the years ended December 31,
$000's except percentage amounts	2015	2014	Variance	% Change
Revenue	1,371,040	553,667	817,373	148%
Selling	212,953	90,560	122,393	135%
General and administrative	725,546	273,709	451,837	165%
Financial	252,446	61,451	190,995	311%
Gaming duty	177,964	45,288	132,676	293%
Acquisition-related costs	633	21,918	(21,285)	(97%)
Income (loss) from investments	(13,586)	9,976	(23,562)	(236%)
Income taxes (recovery)	18,464	(7,900)	26,364	(334%)

Revenue

The revenue increase for the year ended December 31, 2015 as compared to the prior year period was attributable to consolidating B2C revenue, primarily generated by PokerStars. However, the general strengthening of the U.S. dollar relative to certain foreign currencies (primarily the Euro) had an unfavorable impact on the Corporation’s revenue. See also “Foreign Exchange Impact on Revenue” below. In addition, the levy of certain VAT introduced in certain European Union jurisdictions in 2015 and the previously reported suspension or impairment of real-money operations in Portugal, Greece and certain other jurisdictions also had an unfavorable impact on the Corporation’s revenue.  Lastly, approximately $8.7 million (USD $6.8 million) of revenues for the full year 2015 were the result of accounting adjustments for certain offsets to gross gaming revenue. For additional information on the impact of various factors on revenue performance, see “Discussion of Operations—Comparison of the Three Month Periods Ended December 31, 2015 and 2014” above.

Revenue by Segment and Geographic Region

	For the year ended December 31, 2015
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	492	492
Isle of Man	462,387	18,618	4	481,009	—	481,009
Malta	304,816	111,425	2	416,243	—	416,243
Italy	103,947	11,568	768	116,283	—	116,283
United Kingdom	82,648	13,324	469	96,441	—	96,441
Spain	56,981	19,148	771	76,900	—	76,900
France	72,715	—	721	73,436	—	73,436
Other licensed or approved jurisdictions	50,748	165	57,859	108,772	1,464	110,236
	1,134,242	174,248	60,594	1,369,084	1,956	1,371,040

	For the year ended December 31, 2014
	Poker	Casino & Sportsbook	Other	Total	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	1,262	1,262
Isle of Man	234,414	4,925	2	239,341	—	239,341
Malta	132,123	4,772	1	136,896	—	136,896
Italy	49,820	—	294	50,114	—	50,114
United Kingdom	11,703	1,032	178	12,913	—	12,913
Spain	27,780	2,391	295	30,466	—	30,466
France	40,006	—	276	40,282	—	40,282
Other licensed or approved jurisdictions	17,450	—	19,759	37,209	5,184	42,393
	513,296	13,120	20,805	547,221	6,446	553,667

Following the Rational Group Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook. Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other revenues as they do not meet any of the quantitative thresholds described in IFRS 8, Operating segments. Corporate revenues include certain other nominal sources of revenue.

Poker Revenue

Poker revenue for the year ended December 31, 2015 was $1.1 billion as compared to $513.3 million for the year ended December 31, 2014. The increase was primarily the result of the Rational Group Acquisition, which closed on August 1, 2014.  As such, Poker revenue for the year ended December 31, 2014 was only generated for five months.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the year ended December 31, 2015 was $174.2 million as compared to $13.1 million for the year ended December 31, 2014. The increase was primarily the result of the Rational Group Acquisition, which closed on August 1, 2014.  As such, Casino & Sportsbook revenue for the year ended December 31, 2014 was only generated for five months (sportsbook alone did not generate any revenue for the period as it had not yet been launched).  The increase was also driven by the expansion of online casino product offerings under the PokerStars brand to customers in eligible markets during the quarter and the addition of slots from a number of third party providers to the PokerStars casino offerings.

Revenue by Geographic Region

The significant increase in revenue in each geographic region for the years ended December 31, 2015 and 2014, other than Canada as it relates to Other revenue and France as it relates to Casino & Sportsbook, was primarily the result of the Rational Group Acquisition, which closed on August 1, 2014.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, relative to certain foreign currencies (primarily the Euro) from the year ended December 31, 2014 to the same period in 2015 had an unfavorable impact on the Corporation’s revenue. In fact, during the year ended December 31, 2015, the Corporation estimates the decline in the purchasing power of its consumer base was a result of an average 18% decline in the value of its customers’ local currencies relative to the U.S. dollar.

If the Corporation had translated its total IFRS revenue for the year ended December 31, 2015 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately USD $1.32 billion, which is approximately USD $248 million, or 23%, higher than actual IFRS revenue during such period on a U.S. dollar basis.

Expenses

Selling

The increase in selling expense for the year ended December 31, 2015 as compared to the prior year period was primarily the result of the Corporation incurring marketing expenses in connection with generating B2C revenues for only five months of the comparative prior period.

General and Administrative

The increase in general and administrative expenses for the year ended December 31, 2015 as compared to the prior year period was primarily the result of the Corporation incurring general and administrative expenses of the B2C business for only five months of the comparative prior period.

Financial

The increase in financial expenses for the year ended December 31, 2015 as compared to the prior year period was primarily the result of the Corporation incurring interest expense on each of the USD First Lien Term Loan, EUR First Lien Term Loan and USD Second Lien Term Loan for only five months of the comparative prior period.

Gaming Duty

The increase in gaming duty expenses for the year ended December 31, 2015 as compared to the prior year period was primarily the result of (i) the Corporation owning its B2C business for only five months of the comparative prior period, (ii) new gaming duty imposed in certain regulated jurisdictions where the Corporation obtained licenses or approvals, including in the United Kingdom and Romania, and gaming duty imposed on the Corporation’s B2C revenues that were not in effect during the comparative prior period, (iii) a one-time payment of additional gaming duties owed on revenues generated in Romania, and (iv) Austrian gaming duty expense covering both pre- and post-Rational Group Acquisition periods.

Acquisition-related costs

The decrease in acquisition related expenses for the year ended December 31, 2015 as compared to the prior year period was primarily the result of remaining post-closing costs incurred during the year ended December 31, 2015 related to the Rational Group Acquisition as compared to underwriter fees and professional fees incurred in connection with the Rational Group Acquisition during the year ended December 31, 2014.

Income (Loss) from Investments

The loss from investments incurred during the year ended December 31, 2015, as compared to the income recognized in the prior year period was the result of losses on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of the NYX Sub Preferred Shares following the Chartwell/Cryptologic Sale, as a result of a decline in the fair market value of the same. Income recognized in the comparative prior period was the result of income on certain investments unrelated to the Corporation’s B2C operations, including, without limitation, its retained ownership of investments in Intertain.

Income Taxes

For the year ended December 31, 2015, the Corporation recognized deferred income tax expense as the Corporation estimates that previously recognized deferred tax assets will no longer be recoverable. For the year ended December 31, 2014, the Corporation recognized deferred income tax recovery resulting primarily from differences between accounting and tax treatment of both purchase price allocated intangibles and debt and equity transaction costs.

Results from Discontinued Operations

Each of the former B2B businesses, Diamond Game (now a wholly-owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of its issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) are classified as discontinued operations for the year ended December 31, 2015. Ongame (now owned by NYX Gaming Group) was also so classified for the comparable prior year period. The table below illustrates the impact of such discontinued operations on the Corporation’s results of operations during such period as compared to the comparable prior-year period:

		For the years ended December 31,
		2015	2014
		$000’s	$000’s
	Note		(As adjusted – note 11)
Revenues		55,720	139,426
Expenses		(167,292)	(192,189)
Results from operating activities before income taxes		(111,572)	(52,763)
Income taxes		47	16,526
Results from operating activities, net of income taxes		(111,619)	(69,289)
Gain (loss) on sale of discontinued operations		453,366	(32,219)
Minimum revenue guarantee		(26,627)	(4,200)
Taxes on gain on sale of discontinued operations		(43,403)	—
Transaction costs		(6,892)	—
Net earnings (loss) from discontinued operations		264,825	(105,708)
Basic earnings (loss) from discontinued operations per common share	10	$1.99	$(0.96)
Diluted earnings (loss) from discontinued operations per common share	10	$1.34	$(0.96)

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable (see note 8).  The presentation currency during each such period was the Canadian dollar.

	For the three months ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
$000’s, except per share amounts	2014	2014	2014	2014	2015	2015	2015	2015
Revenue	4,592	495	209,173	339,406	337,225	319,646	324,663	389,506
Net Earnings (loss)	38,960	(18,788)	(48,689)	20,988	12,963	201,423	41,894	(17,372)
Net Earnings (loss) from Continuing Operations	45,345	(10,044)	25,340	37,537	28,473	14,115	(52,743)	(15,762)
Basic Net Earnings (loss) per Common Share	$0.41	$(0.20)	$(0.41)	$0.16	$0.10	$1.51	$0.31	$(0.13)
Diluted Net Earnings (loss) per Common Share	$0.40	$(0.20)	$(0.41)	$0.11	$0.06	$1.01	$0.21	$(0.13)
Basic Net Earnings (loss) from Continuing Operations per Common Share	$0.48	$(0.11)	$0.21	$0.28	$0.21	$0.11	$(0.40)	$(0.11)
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$0.47	$(0.11)	$0.15	$0.19	$0.14	$0.07	$(0.40)	$(0.11)

The increase in revenues during each quarter in 2015 from the comparable quarters in 2014 was primarily attributable to the revenue generated by the B2C operations following the Rational Group Acquisition on August 1, 2014, and to the consolidation of results from the Corporation’s overall business as of each applicable date. Since the Rational Group Acquisition, the Corporation’s quarterly revenues have increased primarily as a result of its online casino and sportsbook product offerings, as offset by the impact of seasonal trends (as detailed below) and foreign exchange fluctuations (as detailed under the headings “Foreign Exchange Impact on Revenue” above).

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring costs, instead of evaluating IFRS net earnings (loss) from continuing operations alone, the Corporation also analyzes Adjusted Net Earnings to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that this measure provides more useful information about its operating results, enhances the overall understanding of its past performance and future prospects. See “Selected Financial Information—Other Financial Information” above.

For a discussion of trends and variances over the three month periods and years ended December 31, 2015 and 2014, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the Corporation operates and the majority of its customers are located, and the related climate and weather in such geographies, among other things, revenues from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2015 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations, cash and cash equivalents, and available-for-sale investments (less customer deposit liabilities). Cash and cash equivalents consist primarily of cash on deposit with banks and available-for-sale investments consist primarily of certain highly liquid, short-term investments, including equities, funds and corporate debt securities. Generally, following the Rational Group Acquisition, the Corporation’s working capital needs are minimal as the B2C business, the Corporation’s primary business, requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, current expectations, the funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, fund development activities and other capital expenditures for at least the next 12 months. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and cash equivalents and access the capital markets, in the short- and long-terms, to maintain the Corporation’s capacity, meet its obligations and planned growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2015 Annual Information Form.

The Corporation also currently holds available-for-sale investments primarily in certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. However, as a result of the state of capital markets, micro and macro-economic downturns and contractions of the Corporation’s operations may influence its ability to liquidate such investments or otherwise secure the capital resources required to fund future projects, strategic initiatives and support growth.

The Corporation’s asset base of approximately $7.81 billion and outstanding long-term liabilities of approximately $3.95 billion at December 31, 2015 and asset base of approximately $7.17 billion and outstanding long-term liabilities of approximately $3.96 billion at December 31, 2014 were all primarily attributable to the Rational Group Acquisition. The increase in the Corporation’s asset base from December 31, 2014 was primarily the result of fluctuations in foreign currency exchange rates, while the decrease in outstanding long-term liabilities from December 31, 2014 was primarily the result of the repayment of the Senior Facility and Mezzanine Facility in connection with the Cadillac Jack Sale and the Refinancing (as defined below), as partially offset by fluctuations in foreign currency exchange rates.  For additional information regarding the Corporation’s repayment of debt, the Refinancing (as defined below) and the impact of the same, see below under “Long-Term Debt”.

The Corporation believes that it improved its financial condition by strengthening its cash flow generation, liquidity and leverage profile since December 31, 2014 as a result of, among other things, the significant improvement in its outstanding long-term debt profile. The Corporation expects to continue improving its financial condition by further reducing its outstanding long-term debt in the future.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the 2015 Annual Financial Statements, as well as the 2015 Annual Information Form under the heading “General Development of the Business”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar and Canadian dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar and Canadian dollar, primarily the Euro. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. After accounting for discontinued operations, the Corporation recognized foreign currency losses of $11.60 million and $7.39 million in the three month period and year ended December 31, 2015, respectively, and gains of $464,000 and $38.62 million in the three month period and year ended December 31, 2014, respectively.

In addition to the Swap Agreements and the Net Investment Hedge (each as defined and detailed below), the Corporation entered into multiple foreign exchange contracts (the “Foreign Exchange Contracts”) to purchase U.S. dollar for Euros, sell U.S. dollar for Euros and to buy Great Britain Pound Sterling for U.S. dollar. These economic hedges are intended to mitigate the impact of the fluctuation of both the U.S. dollar to Euro and U.S. dollar to Great Britain Pound Sterling exchange rates on foreign currency liabilities.  For the year ended December 31, 2015, the Corporation recognized a realized gain of $4.25 million in income on the Foreign Exchange Contracts that matured during the year and an unrealized gain on Foreign Exchange Contracts of $2.31 million that will mature during the year ending December 31, 2016. The Corporation believes that the Foreign Exchange Contracts have had no material impact on its 2015 Annual Financial Statements (see note 22).  See also “Summary of Significant Accounting Policies—New and Significant Accounting Policies—Financial Instruments—Derivatives” below.  The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and cash equivalents and available-for-sale investments. Through the Swap Agreements (as defined below), the Corporation attempts to mitigate the impact of changes in interest rates on its long-term indebtedness and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate. For additional information, see “Long Term Debt—First and Second Lien Term Loans” below.

The Corporation’s cash and cash equivalents consist primarily of cash on deposit with banks and its available-for-sale investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and corporate debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and cash equivalents and available-for-sale investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than	1-3 years	3-5 years	More than
$000's		1 year			5 years
Long-Term Debt Obligations	4,579,745	253,204	629,711	698,501	2,998,329
Capital (Finance) Lease Obligations	18	18	—	—	—
Operating Lease Obligations	83,454	13,391	19,267	16,080	34,716
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet[1]	546,243	—	545,115	1,128	—
Total	5,209,460	266,613	1,194,093	715,709	3,033,045

_____________________________

[1]

The purchase price for the Rational Group Acquisition included a USD$4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of USD$400 million. Pursuant to the terms of the credit agreements governing the debt incurred for the Rational Group Acquisition, the Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow (as defined under the credit agreements) for such deferred payment.

Credit Facility

The Corporation obtained a first lien revolving credit facility of USD $100 million on August 1, 2014 in connection with the Rational Group Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of December 31, 2015 and December 31, 2014, there were no amounts outstanding under the Credit Facility. However, on February 22, 2016, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a USD$100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process.  The posting of the bond required the delivery of cash collateral in the amount of USD$35 million and letters of credit in the aggregate amount of USD$30 million (collectively, the “Bond Collateral”), thereby reducing the availability under the Credit Facility to USD$70 million as of the date hereof. For additional information on the proceedings in Kentucky, see the 2015 Annual Information Form, including under the heading “Legal and Regulatory Proceedings” therein, and note 32.

Long-Term Debt

The following is a summary of long-term debt outstanding at December 31, 2015 and December 31, 2014 (all capitalized terms used in the table below regarding to such long-term debt are defined below):

	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount	December 31, 2014, Principal outstanding balance in local denominated currency	December 31, 2014 Carrying amount
	$000’s	$000’s	$000’s	$000’s
USD First Lien Term Loan	2,041,616	2,738,650	1,745,625	1,956,220
EUR First Lien Term Loan	289,048	425,700	199,500	271,388
USD Second Lien Term Loan	210,000	223,552	800,000	873,519
Senior Facility (USD)	—	—	238,000	273,910
Mezzanine Facility (USD)	—	—	104,537	102,941
2013 Debentures (CAD)	30,000	29,834	30,000	28,020
Total long-term debt		3,417,736		3,505,998
Current portion		45,519		11,451
Non-current portion		3,372,217		3,494,547

The decrease in outstanding long-term debt from December 31, 2014 was primarily the result of the repayment of the Senior Facility and Mezzanine Facility in connection with the Cadillac Jack Sale and the Refinancing (as defined below), as offset by fluctuations in foreign currency exchange rates

During the year ended December 31, 2015, the Corporation incurred the following interest on its long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	112,242	14,177	126,419
EUR First Lien Term Loan	5.68%	17,742	1,258	19,000
USD Second Lien Term Loan	13.26%	59,399	5,735	65,134
Senior Facility (USD)	9.90%	11,547	2,336	13,883
Mezzanine Facility (USD)	16.16%	3,229	23,284	26,513
2013 Debentures (CAD)	14.10%	2,560	1,814	4,374
Total		206,719	48,604	255,323

The effective interest rate on the USD Second Lien Term Loan increased from 2014 as a result of the Refinancing.

During the year ended December 31, 2014, the Corporation incurred the following interest on its long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.79%	41,393	4,842	46,235
EUR First Lien Term Loan	5.97%	6,395	646	7,041
USD Second Lien Term Loan	9.07%	30,276	1,965	32,241
Senior Facility (USD)	9.90%	21,324	2,315	23,639
Mezzanine Facility (USD)	16.16%	4,295	5,703	9,998
2013 Debentures (CAD)	14.10%	2,342	1,697	4,039
Total		106,025	17,168	123,193

The Corporation’s debt balance for the year ended December 31, 2015 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	1,956,220	387,150	(18,476)	14,177	399,579	2,738,650	12,721	2,725,929
EUR First Lien Term Loan	271,388	126,996	(704)	1,258	26,762	425,700	2,964	422,736
USD Second Lien Term Loan	873,519	(765,045)	(7,524)	5,735	116,867	223,552	—	223,552
Senior Facility (USD)	273,910	(293,958)	—	2,336	17,712	—	—	—
Mezzanine Facility (USD)	102,941	(131,374)	—	23,284	5,149	—	—	—
2013 Debentures (CAD)	28,020	—	—	1,814	—	29,834	29,834	—
Total	3,505,998	(676,231)	(26,704)	48,604	566,069	3,417,736	45,519	3,372,217

The Corporation’s debt balance for the year ended December 31, 2014 was as follows:

	Opening Balance $000's	Principal Movements $000's	Transaction costs $000's	Accretion $000's	Translation $000's	Total $000's	Current $000's	Long-term $000's
USD First Lien Term Loan	—	1,922,299	(70,145)	4,842	99,224	1,956,220	7,852	1,948,368
EUR First Lien Term Loan	—	282,836	(9,399)	646	(2,695)	271,388	1,244	270,144
USD Second Lien Term Loan	—	881,006	(53,725)	1,965	44,273	873,519	—	873,519
Senior Facility (USD)	168,178	85,492	(2,088)	2,315	20,013	273,910	2,355	271,555
Mezzanine Facility (USD)	—	110,182	(2,657)	5,703	(10,287)	102,941	—	102,941
2013 Debentures (CAD)	26,323	—	—	1,697	—	28,020	—	28,020
Total	194,501	3,281,815	(138,014)	17,168	150,528	3,505,998	11,451	3,494,547

The principal repayments of the Corporation’s currently outstanding long-term debt (including the 2013 Debentures, which were repaid in full and cancelled on February 1, 2016) over the next five years amount to the following:

	2016 $000's	2017 $000's	2018 $000's	2019 $000's	2020+ $000's
USD First Lien Term Loan	28,398	93,941	163,967	175,150	2,364,181
EUR First Lien Term Loan	4,366	4,366	4,366	4,366	416,946
USD Second Lien Term Loan	—	—	—	—	290,644
2013 Debentures (CAD)	30,000	—	—	—	—
Total	62,764	98,307	168,333	179,516	3,071,771

2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures (the “2013 Debentures”) and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended on September 24, 2013 to provide for the warrants to be transferable and traded on the TSX).  The 2013 Debentures bore interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year following their issuance. Each warrant entitled the holder thereof to acquire one common share of the Corporation at a price per common share equal to $6.25. The 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

Senior Facility

On May 15, 2014, Cadillac Jack obtained an incremental USD $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation.  The new aggregate principal amount of USD $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “Senior Facility”). The Senior Facility was to mature over a five-year term from the closing date and was secured by the stock of Cadillac Jack and the assets of Cadillac Jack and its subsidiaries. In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Senior Facility on May 29, 2015.

Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. During the year ended December 31, 2015, the Corporation incurred $3.77 million relating to paid in kind interest as compared to $5.01 million during the year ended December 31, 2014. In connection with the Cadillac Jack Sale, the Corporation fully repaid, and satisfied all outstanding obligations under, the Mezzanine Facility on May 29, 2015.

The repayment of the Senior Facility and Mezzanine Facility resulted in the Corporation repaying approximately $425.33 million (USD $344 million) of debt, thereby eliminating all related debt service costs, including interest payments, of each of the Senior Facility and Mezzanine Facility.

First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consisted of a USD $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of a USD $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately USD $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately USD $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately USD $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities. The Corporation expects that the Refinancing will result in a reduction of approximately $33.01 million (USD $26.2 million) in related annual debt service costs, including interest payments.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to USD$2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. (a parent of the Rational Group) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, which contemplates the increased term loan facilities and the approximately USD $195 million of cash repaid by the Corporation in connection with the same, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016.

See also “Risk Factors and Uncertainties” below and “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness” in the 2015 Annual Information Form.

The agreement for the First Lien Term Loans limits the Corporation’s ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the exposure on its debt financing.  Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately USD $2.07 billion of its USD denominated floating rate debt into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. The Corporation expects this hedging strategy will enable it to decrease the amount of cash required to service debt, including future interest payments. As of December 31, 2015, the fair value of the Swap Agreements represented a liability of $9.78 million (€6.51 million). Notwithstanding the foregoing, as a result of the Swap Agreements, the Corporation had interest savings of $10.12 million (€7.14 million) during the year ended December 31, 2015.

USD Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to USD$210 million. The applicable interest rate remained the same.

During a portion of the year ended December 31, 2015, the Corporation designated the entire principal amount of the USD Second Lien Term Loan and its USD $400 million contingent consideration (i.e., the deferred purchase price for the Rational Group Acquisition) as a foreign exchange hedge of its net investment  in its foreign operations (the “Net Investment Hedge”).  In connection with the Refinancing on August 12, 2015, the Corporation undesignated the Net Investment Hedge.  Accordingly, the portion of the losses arising from the translation of the U.S. dollar denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. Subsequent losses in foreign exchange after August 12, 2015 are recorded in the consolidated statements of earnings (loss) (see note 22).

For the year ended December 31, 2015, the Corporation recorded an unrealized exchange loss on translation of $582,000 (€382,000) in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such contingent consideration.

CASH FLOWS BY ACTIVITY

Comparison of the Three Month Periods Ended December 31, 2015 and 2014

The table below outlines a summary of cash inflows and outflows by activity for the three month periods ended December 31, 2015 and 2014 with respect to both continuing and discontinued operations. In the consolidated statements of cash flows for the current and comparable prior year periods, the Corporation reclassified interest paid from cash flows from the operating activities section to the cash flows from financing activities section.

	Three Months Ended December 31,
	2015	2014
	$000's	$000's
Net cash inflows from operating activities	134,453	128,128
Net cash outflows from financing activities	(53,198)	(58,754)
Net cash outflows from investing activities	(10,149)	(44,256)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three month periods ended December 31, 2015 and 2014. This was primarily the result of cash flow generated by the Corporation’s B2C business. However, the increase in cash inflows from operating activities was the result of translating U.S. dollar cash inflows into Canadian dollars at a U.S. dollar to Canadian dollar exchange rate that was higher than it was for the comparable prior year period. The Corporation generated less U.S. dollar revenue during the three month period ended December 31, 2015 than it did during the comparable prior year period.

Cash Outflows from Financing Activities

During the three month period ended December 31, 2015 and December 31, 2014, the primary expenditures affecting cash outflows from financing activities were the payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan.

Cash Outflows from Investing Activities

During the three month period ended December 31, 2015, the Corporation’s cash outflows from investing activities were primarily driven by investments in online casino and sportsbook development, cash sweeps for the contingent consideration (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the Rational Group Acquisition), offset by proceeds from the sale of investments. During the three month period ended December 31, 2014, the Corporation’s cash outflows from investing activities was primarily driven by cash sweeps for the contingent consideration for the Rational Group Acquisition offset by proceeds from the sale of investments.

Comparison of the Years Ended December 31, 2015 and 2014

The table below outlines a summary of cash inflows and outflows by activity for the years ended December 31, 2015 and 2014 with respect to both continuing and discontinued operations. In the consolidated statements of cash flows for the current and comparable prior year periods, the Corporation reclassified interest paid from cash flows from the operating activities section to the cash flows from financing activities section.

	For the years ended December 31,
	2015	2014
	$000's	$000's
Net cash inflows from operating activities	462,098	267,267
Net cash (outflows) inflows from financing activities	(1,014,888)	4,816,302
Net cash inflows (outflows) from investing activities	474,530	(4,780,593)

Cash Inflows from Operations

The Corporation generated cash inflows from operating activities for the years ended December 31, 2015 and 2014. This was primarily the result of cash flow generated by the Corporation’s B2C business, which the Corporation acquired in August 2014.

Cash Outflows and Inflows from Financing Activities

During the year ended December 31, 2015, the primary expenditures affecting cash outflows from financing activities were (i) the repayment of the Senior Facility and Mezzanine Facility, including the associated prepayment penalty, (ii) payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan, (iii) the Refinancing, including associated costs, and (iv) the Corporation’s Common Share repurchases under the 2015 NCIB. During the year ended December 31, 2014, cash inflows from financing activities were primarily derived from the proceeds of the Senior Facility, Mezzanine Facility, First Lien Term Loans, USD Second Lien Term Loan and the issuance of Common Shares and Preferred Shares in connection with the Rational Group Acquisition.

Cash Inflows and Outflows from Investing Activities

During the year ended December 31, 2015, cash inflows from investing activities primarily resulted from the proceeds of the Cadillac Jack Sale, Innova Offering and Chartwell/Cryptologic Sale, which were offset by cash sweeps for the contingent consideration (i.e., the deferred purchase price) for the Rational Group Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement related to the Rational Group Acquisition). During the year ended December 31, 2014, the Corporation’s cash outflows from investing activities were primarily the result of the Rational Group Acquisition.

Cash Inflows and Outflows from Discontinued Operations

Each of the B2B businesses, Diamond Game (now a wholly-owned subsidiary of Innova, of which the Corporation currently holds approximately 40% of the issued and outstanding common shares), Cadillac Jack (now owned by AGS) and Chartwell and Cryptologic (each now owned by NYX Gaming Group) were classified as discontinued operations for the year ended December 31, 2015. Ongame (now owned by NYX Gaming Group) was also so classified for the comparable prior period. The table below illustrates the impact of such discontinued operations on the Corporation’s cash flows during such period as compared to the comparable prior period:

	For the years ended December 31,
	2015	2014
	$000’s	$000’s
		(As adjusted – note 11)
Net cash inflow from operating activities	1,566	27,815
Net cash outflow from investing activities	(19,976)	(5,473)
Net cash inflow (outflow) from financing activities	1,606	(89,007)
Net cash flows	(16,804)	(66,665)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, see note 2 to the 2015 Annual Financial Statements. Other than as set forth below under “New and Significant Accounting Policies” below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments as they relate to its B2C business during the year ended December 31, 2015. The disclosed New and Significant Accounting Policies are applicable for both segments reported by the Corporation.

New and Significant Accounting Policies

Revenue Recognition

B2C revenue

Revenue from the B2C business consists primarily of Poker and Casino & Sportsbook revenue and is recognized when it is probable that the economic benefits will flow to the Corporation and the amount of revenue can be reliably measured.  Revenue is recognized in the accounting periods in which the transactions occurred after deduction of certain offsets, such as promotional bonuses and frequent player points granted to customers through a loyalty program, and is measured at the fair value of the consideration received or receivable.

Poker revenue represents the commission charged at the conclusion of each poker hand in ring games (i.e., rake) and entry fees for participation in poker tournaments, and is net of certain promotional expenses. In poker tournaments, entry fee revenue is recognized when the tournament has concluded. Revenues are presented gross of gaming duties, which are presented within expenses.

Casino revenue represents the difference between the amounts of bets placed by the customer less amounts won (i.e., net house win) and is net of certain promotional expenses. Casino revenues are presented gross of gaming duties, which are presented within expenses.

Sportsbook gaming revenue comprises bets placed less payouts to customers and is net of certain promotional expenses. Open betting positions are carried at fair value and gains and losses arising on these positions are recognized in revenue. Sportsbook revenues are presented gross of gaming duties which are presented within expenses.

The B2C business operates loyalty programs for its customers that award frequent player points generally based on amounts wagered. The value of frequent player points is estimated with reference to the redemption value of the applicable frequent player point through the Corporation’s product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such frequent player points by customers. In accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 13, Customer loyalty programmes, the fair value attributed to the awarded frequent player point is deferred as a liability and recognized as a customer deposit upon redemption of the points.

Operating Segments

For the year ended December 31, 2015, Amaya had two reportable segments, (1) Poker and (2) Casino & Sportsbook. After accounting for discontinued operations and the divestiture of its B2B assets, Amaya no longer owns or operates its B2B business and thus did not account for it as a separate reportable segment for the year ended December 31, 2015.

Amaya’s B2C business, which it operates primarily through its two segments, Poker and Casino & Sportsbook, was acquired on August 1, 2014 through the Rational Group Acquisition. The Corporation’s segments are organized around the markets they serve and are reported in a manner consistent with the internal reporting provided to the Corporation’s key management. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

The Corporation presents separate information on an operating segment when any of the following criteria are met:

(i)	reported revenue of the segment is 10% or more of the consolidated revenue; or
(ii)	the absolute amount of reported profit or loss of the segment is 10% or more of consolidated profit or loss; or
(iii)	assets of the segment are 10% or more of consolidated assets.

Financial Instruments

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments but which are not quoted in an active market. All such assets with maturities equal to or less than 12 months from the date of the consolidated statements of financial position are classified as current assets, while those with maturities greater than 12 months from such date are classified as non-current assets. Financial instruments classified as loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. Cash, restricted cash, accounts receivable, income tax receivable and promissory notes are classified as loans and receivables.

Financial liabilities

Financial liabilities are classified as either financial liabilities “at fair value through profit or loss” or “other financial liabilities”.

At fair value through profit or loss

Financial liabilities are classified as “at fair value through profit or loss” when the financial liability is designated as such.

A financial liability is designated as “at fair value through profit or loss” upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or
•	the financial liability is managed and its performance is evaluated on a fair value basis.

Financial liabilities “at fair value through profit or loss”, such as certain derivatives, are stated at fair value, with any gains or losses arising on remeasurement recognized in the consolidated statements of earnings (loss).

Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability (or a shorter period where appropriate) to the net carrying amount on initial recognition.

Derivatives

From time to time the Corporation uses derivative instruments for risk management purposes. The Corporation does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value on the consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-

measurement of the derivatives each period are recognized in financial expenses on the consolidated statements of earnings (loss).

Derivatives are measured at fair value using market transactions and other market evidence whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources. To qualify for hedge accounting, the relationship between the hedged item and the hedging instrument must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.  If these conditions are not met, then the relationship does not qualify for hedge accounting treatment and both the hedged item and the hedging instrument are reported independently, as if there was no hedging relationship.

Cash flow hedges

The Corporation currently uses derivatives for cash flow hedges. The effective portion of the change in fair value of the hedging instrument is recorded in the consolidated statements of comprehensive income, while the ineffective portion is recognized immediately in the consolidated statements of earnings (loss). Gains and losses on cash flow hedges accumulated in other comprehensive income are transferred to the consolidated statements of earnings (loss) in the same period the hedged item affects the consolidated statements of earnings (loss). If the forecast transaction is no longer expected to occur, the hedge no longer meets the criteria for hedge accounting, the hedging instrument expires or is sold, terminated or exercised, or the designation is revoked, the hedge accounting is discontinued prospectively.  If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to the consolidated statements of earnings (loss).

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging item relating to the effective portion of the hedge is recognized in the consolidated statements of comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in consolidated statements of earnings (loss). Gains and losses accumulated in other comprehensive income are included in the consolidated statements of earnings (loss) when the foreign operation is partially disposed of or sold.

Investments

Investments are stated at the lower of cost and fair market value. Cost is determined on a weighted average basis on a consolidated basis.

Investments in associates

An associate is an entity over which the Corporation has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not the control or joint control over those policy decisions.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Under the equity method, an investment in an associate is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Corporation’s share of the profit or loss and other comprehensive income of the associate. When the Corporation’s share of losses of an associate exceeds the Corporation’s interest in that associate (which includes any long-term interests that, in substance, form part of the Corporation’s net investment in the associate), the Corporation discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Corporation has incurred legal or constructive obligations or made payments on behalf of the associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.  On acquisition of the investment in an associate, any excess of the cost of the investment over the Corporation’s share of the net fair value of the identifiable assets and liabilities of the associate is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Corporation’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in the consolidated statements of earnings (loss) in the period in which the investment is acquired.

The requirements of IAS 36, Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Corporation’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36, Impairment of Assets to the extent that the recoverable amount of the investment subsequently increases.

Provisions

Provisions represent liabilities of the Corporation for which the amount or timing of payment is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in financial expenses on the consolidated statements of earnings (loss).

Contingent consideration

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Corporation in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (i.e., a maximum of one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Provision for minimum revenue guarantee

A provision for minimum revenue guarantee is recognized pursuant to an agreement with the vendor in connection with the terms of certain of the Corporation’s past divestitures. The Corporation estimates, based on expected future cash flows, the amount that would be required to settle the applicable obligation and recognizes the present value of the same.

Contingent liabilities

Contingent liabilities are not recognized in the consolidated statement of financial position but are reported in the notes. They may arise from uncertainty as to the existence of a liability or represent a liability in respect of which the amount cannot be reliably measured.

Critical Accounting Estimates and Judgments

The preparation of the Corporation’s consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or
•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, and assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the consolidated financial statements and actual results could differ from the estimates and assumptions.

Set forth below are descriptions of items that management believes require its most critical estimates and judgments.

Estimates

Fair value assessments on business combinations

The recognition of business combinations requires that the excess of the purchase price of acquisitions to be allocated over the fair value of the identifiable assets acquired and liabilities assumed of the acquiree. The Corporation makes judgements and estimates in relation to the determination of the fair value of the identifiable net assets acquired, namely the intangible assets. The excess is assigned to goodwill.

Contingent consideration

The Corporation re-evaluates the fair value of any contingent consideration, including an “earn out”, on its business acquisitions at the end of each reporting period. Significant estimates are required to determine the fair value of the contingent consideration. The Corporation considers the key inputs of the particular arrangement and market participant assumptions when developing the projected cash flows that are used to determine the fair value of the contingent consideration. This includes the need to estimate the likelihood and timing of achieving the relevant milestones of such contingent consideration or “earn out”. The Corporation exercises judgment when applying a probability assessment for each of the potential outcomes. In addition, the Corporation must consider the time value of money. In determining the discount rate applied to the estimated cash outflows, the Corporation considers the risks inherent to the payment of the particular contingent consideration, such as projection risks, credit risks and liquidity risks.

Goodwill impairment

Goodwill impairment exists when the carrying value of a cash-generating unit (“CGU”) exceeds its recoverable amount. Management uses estimates in determining the value in use or fair value less costs of disposal of the CGUs to which goodwill has been allocated. The estimates include but are not limited to the control premium, the implied trading multiple, and costs of disposal. A change in future earnings or any other assumptions may have a material impact on the fair value of the CGU, and could result in an impairment loss.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Frequent player points

The value of frequent player points is estimated with reference to the redemption value of the applicable frequent player point through the Corporation’s product offerings, including in an online store operated by the Corporation and accessible through such product offerings, and the probability of use of such frequent player points by customers.

Compound financial instruments

The Corporation has issued, and in the future may issue, compound financial instruments comprising both financial liability and equity components. The financial liability component is initially recognized at the fair value of a similar liability. The proceeds are then allocated between the financial liability and the equity components using the residual method. Significant estimates are made in determining the fair value of the financial liability component. To do so, management determines the expected cash outflows that market participants would expect to incur in fulfilling the respective obligations. Then, management estimates a market interest rate based on interest rates for a similar financial liability that does not have an equity conversion option. This market interest rate is used to discount the financial liability component. Actual cash outflows and interest rates may be different from estimates and may have an impact on the allocation of the proceeds to the financial liability and equity components.

Fair value measurement and valuation process

The Corporation measures certain financial assets and liabilities at fair value for financial reporting purposes. Management has a review process which is designed to ensure that fair values are calculated in a consistent manner. The valuation techniques and inputs are reviewed by management to ensure consistency and any changes are analyzed and approved. Valuations for financial assets and liabilities are performed and reviewed on a quarterly basis, and are reviewed and approved by the key management.

In estimating the fair value, management uses market observable data to the extent it is available. Where observable market data does not exist, management internally calculates the fair value using valuation techniques that maximizes the use of observable inputs. These inputs are reviewed and approved by key management.

Judgments

Functional currency

The Corporation’s worldwide operations expose the Corporation to transactions denominated in a number of different currencies, which are required to be translated into one currency for consolidated financial statement reporting purposes. The Corporation’s foreign currency translation policy is designed to reflect the economic exposure of the Corporation’s operations to various currencies.

The Corporation’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside Canada may have different functional currencies. The functional currency of an operation is the currency of the primary economic environment to which it is exposed. In order to determine the functional currency, management will first consider the currency that influences sales prices of the goods and services provided by the operations and the currency that influences the costs incurred by the operations. Then, if based on these two primary factors, the functional currency is not obvious, management will examine secondary factors such as the currency in which funds from financing are obtained, the currency in which cash receipts are retained and the levels of interactions with the parent company. In determining the functional currency of an operation, management uses its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Investments in associates

Management assesses the relationship with investees to determine if the Corporation has control or significant influence over such investee. Management determines that it has control over an investee when it is exposed, or has rights, to variable returns from its investment in an entity and has the ability to affect those returns through its power over the investee.

When the Corporation does not have control over an investee but has the power to participate in the financial and operating policy decisions of the investee, management determines that it has significant influence over the investee.

Contingent consideration

The Corporation has made and may make acquisitions which include deferred payments as part of the consideration for the acquiree. The Corporation is required to estimate future cash payments related to present obligations resulting from known events. Such estimates include the likelihood that the settlement of the obligation will require cash payments, the amounts that could be paid and the timing of the potential payments.

Contingent liabilities

The Corporation reviews outstanding legal cases following developments in the legal proceedings at each balance sheet date, considering, among other things: the nature of the litigation, claim or assessment; the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought; the progress of the case (including progress after the date of the financial statements but before those statements are issued); the opinions or views of legal counsel and other advisors; experience of similar cases; and any decision of the Corporation’s management as to how it will respond to the litigation, claim or assessment. To the extent that the Corporation’s assessments at any time do not reflect subsequent developments or the eventual outcome of any claim, its future financial statements may be materially affected, with a favourable or adverse impact on the Corporation’s business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

Amendments to IAS 1, Presentation of Financial Statements

The IASB issued amendments to IAS 1, Presentation of Financial Statements, as part of its initiative to improve presentation and disclosure in financial reports. These amendments are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. For example, the amendments clarify that materiality applies to the entire financial statements, as opposed to certain limited items contained therein, and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures.  Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation adopted these amendments beginning on January 1, 2016. The Corporation evaluated this amendment and determined it will have no material impact on the consolidated financial statements.

Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The IASB issued amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets. IAS 16 and IAS 38 both establish that the principle for the basis of depreciation and amortization is the expected pattern of consumption of the future economic benefits of an asset. These amendments clarify that the use of revenue-based methods to calculate the depreciation of an asset is inappropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances.

These amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Corporation adopted these amendments beginning on January 1, 2016. However, because the Corporation does not use any revenue-based depreciation or amortization methods, adopting these amendments will have no material impact on the consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, the Corporation had no off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Corporation.

OUTSTANDING SHARE DATA

As at March 14, 2016
Common Shares issued and outstanding	133,784,193
Common Shares issuable upon conversion of 1,139,249 preferred shares	51,870,339
Common Shares issuable upon exercise of options	11,869,425
Common Shares issuable upon exercise of warrants	15,000,536
Total Common Shares on a fully-diluted basis	212,524,493

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 (“NI 52-109”), entitled Certification of Disclosure in Issuers’ Annual and Interim Filings, requires Amaya’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in NI 52-109. In compliance with NI 52-109, the Corporation has filed certificates signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s DC&P at the financial year end December 31, 2015. Based on that evaluation, the CEO and CFO concluded that the Corporation’s DC&P are effective.

Internal Control over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

The CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s ICFR at the financial year end December 31, 2015, based on the criteria set forth in COSO 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO concluded that the Corporation’s ICFR are effective.

Changes to Internal Control over Financial Reporting

There has been no change in Amaya’s ICFR that occurred during the period beginning on October 1, 2015 and ended on December 31, 2015 that has materially affected, or is reasonably likely to materially affect, Amaya’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the 2015 Annual Financial Statements, the 2015 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties” therein, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

All historical information relating to Rational Group prior to the Rational Group Acquisition presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014 and the Corporation’s Business Acquisition Report, as amended and restated on July 27, 2015, including all financial information of Rational Group, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein, any inaccuracy or omission in such information could result in an incorrect presentation of such information, unanticipated liabilities or expenses, an increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

FURTHER INFORMATION

Additional information relating to Amaya and its business, including, without limitation, the 2015 Annual Financial Statements and 2015 Annual Information Form, may be found on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Amaya securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular.

Montreal, Québec
March 14, 2016

(Signed) “Daniel Sebag”

_____________________

Daniel Sebag, CPA, CA
Chief Financial Officer